EXHIBIT 12.1

JAZZ PHARMACEUTICALS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A

(1)	Our earnings were insufficient to cover fixed charges by $6.8 million, $184.3 million, $138.8 million, $59.4 million and $85.2 million for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005
EARNINGS:
Loss before income taxes	$(6,836)	$(184,339)	$(138,826)	$(59,391)	$(85,156)
Plus: fixed charges (see below)	23,481	21,037	14,150	14,458	7,361

Total income (loss) to cover fixed charges	16,645	(163,302)	(124,676)	(44,933)	(77,795)

FIXED CHARGES:
Interest expense	20,249	17,535	12,256	12,757	6,422
Amortization of capitalized expenses and accretion of debt discount related to indebtedness	2,547	2,207	1,391	1,372	707
Estimated interest portion of rental expense	685	1,295	503	329	232

Total fixed charges(1)	23,481	21,037	14,150	14,458	7,361

DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	$(6,836)	$(184,339)	$(138,826)	$(59,391)	$(85,156)

(1)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long and short term debt, amortization of deferred financing costs, accretion of a debt discount, interest imputed related to a government settlement obligation, interest related to a development financing obligation and a portion of rental expense deemed to be representative of interest.